SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 May 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 18 May 2023 re: Result of AGM

 18 May 2023

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the SEC Armadillo, Exhibition Way, Glasgow, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at that meeting were passed by the requisite majorities. Resolutions 1 to 21 (inclusive) were passed as ordinary resolutions. Resolutions 22 to 27 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	To receive the report and accounts for the year ended 31 December 2022	40,601,906,757	99.96	17,479,636	0.04	40,619,386,393	61.96%	71,109,314
2.	To elect Ms C L Turner as a director	40,373,911,898	99.33	271,555,735	0.67	40,645,467,633	62.00%	46,183,448
3.	To elect Mr J S Wheway as a director	40,457,067,466	99.54	186,682,136	0.46	40,643,749,602	62.00%	47,493,249
4.	To re-elect Mr R F Budenberg as a director	39,281,514,791	96.64	1,367,831,932	3.36	40,649,346,723	62.01%	43,420,211
5.	To re-elect Mr C A Nunn as a director	40,444,726,049	99.46	217,614,379	0.54	40,662,340,428	62.03%	36,072,535
6.	To re-elect Mr W L D Chalmers as a director	40,236,364,874	98.97	418,363,256	1.03	40,654,728,130	62.02%	40,304,434
7.	To re-elect Mr A P Dickinson as a director	39,252,637,349	96.58	1,390,429,334	3.42	40,643,066,683	62.00%	49,732,559
8.	To re-elect Ms S C Legg as a director	40,454,426,515	99.52	194,884,660	0.48	40,649,311,175	62.01%	43,591,847
9.	To re-elect Lord Lupton as a director	40,438,161,599	99.48	211,624,802	0.52	40,649,786,401	62.01%	43,054,299
10.	To re-elect Ms A F Mackenzie as a director	39,413,861,153	96.98	1,225,543,491	3.02	40,639,404,644	61.99%	43,076,154
11.	To re-elect Ms H Mehta as a director	40,392,803,264	99.37	256,520,880	0.63	40,649,324,144	62.01%	43,250,608
12.	To re-elect Ms C M Woods as a director	40,351,386,328	99.27	297,652,766	0.73	40,649,039,094	62.01%	43,413,471
13.	To approve the Directors' Remuneration Policy	39,002,429,397	96.00	1,622,999,508	4.00	40,625,428,905	61.97%	67,851,146
14.	To approve the directors' remuneration report	39,030,253,956	96.05	1,603,834,324	3.95	40,634,088,280	61.98%	58,812,408
15.	To declare a final dividend of 1.60 pence per ordinary share	40,646,432,135	99.96	15,684,639	0.04	40,662,116,774	62.03%	30,907,792
16.	To re-appoint Deloitte LLP as the auditor of the Company	40,610,936,352	99.90	38,981,806	0.10	40,649,918,158	62.01%	40,958,000
17.	To authorise the Audit Committee to set the remuneration of the auditor	40,597,251,943	99.88	50,593,070	0.12	40,647,845,013	62.00%	42,007,056
18.	To approve the Lloyds Banking Group Long Term Incentive Plan 2023	39,206,435,322	96.52	1,413,760,226	3.48	40,620,195,548	61.96%	59,802,953
19.	To authorise the Company and its subsidiaries to make political donations or incur political expenditure	39,248,122,433	96.53	1,411,102,456	3.47	40,659,224,889	62.02%	43,905,295
20.	To authorise the directors to allot shares	38,251,256,146	94.10	2,396,199,709	5.90	40,647,455,855	62.00%	43,560,207
21.	To authorise the directors to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	40,009,144,557	98.44	634,550,159	1.56	40,643,694,716	62.00%	46,144,590
22.	To authorise the limited disapplication of pre-emption rights	40,052,842,696	98.58	576,114,645	1.42	40,628,957,341	61.98%	60,402,242
23.	To authorise the limited disapplication of pre-emption rights in the event of financing an acquisition transaction or other capital investment	39,621,516,047	97.52	1,007,811,191	2.48	40,629,327,238	61.98%	59,807,576
24.	To authorise the limited disapplication of pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	39,632,004,666	97.55	994,672,889	2.45	40,626,677,555	61.97%	61,114,508
25.	To authorise the Company to purchase its own ordinary shares	40,195,239,392	98.89	449,969,312	1.11	40,645,208,704	62.00%	44,100,798
26.	To authorise the Company to purchase its own preference shares	40,300,572,577	99.16	341,181,103	0.84	40,641,753,680	62.00%	47,303,392
27.	To authorise the calling of general meetings (other than an AGM) on not less than 14 clear days' notice	37,963,280,826	93.39	2,685,687,730	6.61	40,648,968,556	62.01%	39,598,994

Notes

The full text of the resolutions, along with the explanatory notes, is set out in the Notice of Meeting, which is available on the Company's website: www.lloydsbankinggroup.com

For all resolutions, as at 6.30 pm on Tuesday 16 May 2023 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 65,555,872,345 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. A vote withheld is not a vote in law and therefore has not been counted in the calculation of the proportion of votes "For" or "Against" a resolution.

In accordance with the Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at the annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

-END-

For further information:
Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com Nora Thoden Director of Investor Relations - ESG Email: nora.thoden@lloydsbanking.com
+44 (0) 20 7356 1571

+44 (0) 20 7356 2334
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 18 May 2023